08032266

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35271

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 6th Floor
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Samuel Schussler 415-616-3404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

One California Street, 4th Floor	San Francisco	California	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2008
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 30 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Schussler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of July 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Accounting Officer

Title

Notary Public

JUDITH J. MURIO
Commission # 1770233
Notary Public - California
San Francisco County
My Comm. Expires Oct 21, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATEL SECURITIES CORPORATION

(SEC I.D. No. 17229)

INDEPENDENT AUDITOR'S REPORT
AND
STATEMENT OF FINANCIAL CONDITION
(with supplemental information)

JULY 31, 2008

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
ATEL Securities Corporation:

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the Company) as of July 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of July 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
September 24, 2008

ATEL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF JULY 31, 2008

ASSETS

Cash and cash equivalents	$ 150,424
Notes receivable from parent, including accrued interest	600,909
Amounts due from affiliated partnerships	4,504
Income taxes receivable	7,725
Due from parent, net	115,711
Other assets	494
Total assets	$ 879,767

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable - trade	$ 930
Commissions payable - third parties	104,070
Due to affiliate	25,000
Accrued liabilities	39,870
Total liabilities	169,870
Shareholder's equity:	
Common stock, no par: 100,000 shares authorized	
10,000 shares issued and outstanding	20,000
Additional Paid-in Capital	240,233
Retained earnings	449,664
Total shareholder's equity	709,897
Total liabilities and shareholder's equity	$ 879,767

See accompanying notes.

ATEL Securities Corporation

Notes to Statement of Financial Condition

July 31, 2008

1. Organization

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC. The financial position of the Company would be significantly different if the Company were autonomous.

2. Significant Accounting Policies and Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and cash equivalent investments with original maturities of 90 days or less. Cash on deposit at this financial institution in excess of federally insured limits totaled $83,048 at July 31, 2008.

Income Taxes

The Company provides for deferred income taxes under the liability method of accounting. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are in effect. As of July 31, 2008, there were no differences between the financial reporting and the tax basis of assets and liabilities.

3. Capital Requirement

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at July 31, 2008 was $92,349, which exceeded minimum net capital requirements by $81,539. The ratio of aggregate indebtedness to net capital was approximately 1.76 to 1.

4. Related-Party Transactions

In February 2006, the Company advanced $300,000 and $250,000, to the Parent. The advances are recorded as demand notes with simple interest thereon, accruing interest quarterly at the applicable prime rate as published by the Federal Reserve Release H.15 which ranged between 5.00% and 8.25% for the period. The principal amount of the notes and all unpaid interest are payable upon demand of the Company. All payments or pre-payments shall be applied first to interest, and then to outstanding principal. The Parent may prepay all or any portion of these notes at any time, without penalty. Accrued interest receivable at July 31, 2008, was $50,909.

During the year ended July 31, 2008 the Company has made or collected short-term advances from the Parent or affiliates for working capital purposes. As of July 31, 2008, these advances net to a receivable of $90,711.

5. Regulatory Requirements

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended July 31, 2008, because it does not hold customer funds or securities.

6. Subsequent Events

The Company elected status as a Sub Chapter S Corporation effective as of August 1, 2008. Pursuant to this election and change in tax status all future net income/(loss) will be allocated to the shareholders for recognition of income tax liability or benefit. Further, as mandated by the Internal Revenue Code, the Company will establish a fiscal year end at December 31, consistent with that of its shareholders.

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I)
JULY 31, 2008

COMPUTATION OF NET CAPITAL

SHAREHOLDER'S EQUITY	$ 709,897
COMMISSIONS PAYABLE TO BDS - ADDED BACK TO NET WORTH	104,070
	813,967
LESS:	
Total nonallowable assets - A/R and prepaid expenses	171,618
Note receivable	550,000
Total nonallowable assets	721,618
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	92,349
NET CAPITAL	$ 92,349
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF TOTAL AGGREGATE INDEBTEDNESS)	10,810
MINIMUM DOLLAR REQUIREMENT	5,000
NET CAPITAL REQUIREMENT	10,810
EXCESS NET CAPITAL	81,539
EXCESS NET CAPITAL @1000% (NET CAPITAL - 10% OF AGGREGATE INDEBTEDNESS)	76,134

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE I) JULY 31, 2008 (continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES INCLUDED IN STATEMENT OF FINANCIAL CONDITION	162,145
TOTAL AGGREGATE INDEBTEDNESS	162,145
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.76 to 1
OTHER RATIOS	
PERCENTAGE OF DEBT TO DEBT EQUITY	0.00%

There are no material differences between the amounts presented above and the amounts presented in the Company's July 31, 2008, FOCUS Part II Report

ATEL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE II)
JULY 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as all the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

ATEL SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934 (SCHEDULE III) JULY 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as all the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) in the Rule.

END